                                                                    EXHIBIT 99.1

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                         ------------------------------

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON JANUARY 20, 2009

                         ------------------------------

Dear Shareholder,

     You are cordially invited to attend the Extraordinary General Meeting of the shareholders of Tefron Ltd. (the "Company") to be held at the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva, Israel on
January 20, 2009, at 11:00 a.m., local time (the "Meeting"). The agenda for the
Meeting is as follows:

     1.   To approve an increase in the Company's authorized share capital from
          NIS 49,995,500 to NIS 69,995,500 and to amend the Company's Memorandum of Association ("Memorandum") and Articles of Association ("Articles")
          to reflect such increase; and

     2.   To approve a ten-for-one reverse stock split by consolidating the
          Company's (i) authorized and unissued share capital; and (ii) issued and outstanding share capital, such that every ten ordinary shares,
          NIS 1.00 nominal value per share, shall become one ordinary share with a nominal value of NIS 10.00; and to amend Article 4(a) of the
          Articles and Section 4 of the Memorandum to reflect the consolidation of the share capital.

     The foregoing items of business are more fully described in the Proxy
Statement accompanying this Notice.

     Shareholders of record at the close of business on December 18, 2008 will be entitled to notice of and to vote at the Meeting.

     Whether or not you plan to attend the Extraordinary General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States.
Return of your proxy does not deprive you of your right to attend the Annual
General Meeting and vote your shares in person.

     Pursuant to the Articles of Association of the Company, a proxy will be effective only if received by the Company at least two hours prior to the time of the Extraordinary General Meeting.

By Order of the Board of Directors,

MICHAL BAUMWALD ORON
COMPANY SECRETARY
December 22, 2008

                                   TEFRON LTD.
                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

                                 PROXY STATEMENT

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "Company" or
"Tefron") of proxies to be voted at the Extraordinary General Meeting (the
"Meeting") of the shareholders of the Company to be held on January 20, 2009 at
11:00 a.m., local time, at the Company's offices located at Park Azorim, 94
Derech Em Hamoshavot, Petach Tikva, Israel and at any adjournments or postponements thereof. A copy of the Notice of Annual General Meeting of
Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about December 22, 2008.

PROXIES; COUNTING OF VOTES

     Proxies for use at the Meeting are being solicited by the Board of
Directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the
Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company ("Ordinary Shares") covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of the New York Stock Exchange, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a "FOR" vote.

     Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the
Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, confirming the number of shares so held, as well as a statement from the broker, bank or other nominee that it did not vote such shares, and the shareholder must present such legal proxy and statement at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

     THE BOARD OF DIRECTORS DOES NOT KNOW OF ANY MATTER, OTHER THAN THAT SET
FORTH HEREIN, THAT IS EXPECTED TO BE PRESENTED FOR CONSIDERATION AT THE MEETING.
HOWEVER, IF OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN
THE ACCOMPANYING PROXY ARE AUTHORIZED TO VOTE ON SUCH MATTERS USING THEIR
DISCRETION.

RECORD DATE; SOLICITATION OF PROXIES

     Only shareholders of record at the close of business on December 18, 2008 will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     To the extent you would like to state your position with respect to any of proposals described in this proxy statement, you may do so by delivery of a notice to the Company's offices located at Park Azorim, 94 Derech Em Hamoshavot,
Petach Tikva 49527, Israel, not later than January 2, 2009.

     Following the Meeting, one or more shareholders holding, at the Record
Date, at least 1,060,149 ordinary shares, which represent approximately five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at Company's offices during business hours.

QUORUM AND VOTING REQUIREMENTS

     On December 19, 2008, the Company had outstanding 21,202,986 Ordinary
Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. This number does not include 997,400 Ordinary Shares held by a wholly-owned subsidiary of the Company.

     At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

     Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the
Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to Tuesday on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned
Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

     The affirmative vote of at least 75% of the shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of
Proposals One and Two.

     This Proxy Statement and the Proxy Cards attached hereto shall be deemed to constitute voting deeds (Ktavei Hatzba'a) for the purpose of regulation 3(c) of the Israel Companies Regulations (Alleviation for Public Companies whose shares are listed on a Stock Exchange Outside of Israel), 2000.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of December 19, 2008 concerning the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares. The information presented in this table is based on 21,202,986 Ordinary Shares outstanding as of
December 19, 2008, but does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within, 60 days of December 19, 2008. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the
Ordinary Shares.

                                             NUMBER OF              PERCENT OF
NAME                                        SHARES OWNED         ORDINARY SHARES*
----------------------------------          ------------              ------

Norfet, Limited Partnership
c/o Fimi 2001 Ltd.
Rubinstein House
37 Begin Rd.
Tel Aviv, Israel..................          4,613,085(1)              21.76%

Wellington Management Company, LLP
75 State Street,
Boston, MA........................          2,985,900(2)              14.08%

     * Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1)  Norfet L.P is an Israeli partnership. As of December 19, 2008, 8.82% of
     Norfet was held by FIMI Opportunity Fund, LP, approximately 45.61% of
     Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 34.45% was held by Mivtach Shamir Holdings Ltd., approximately 3.45% was held by Migdal Insurance Company, approximately
     6.89% was held by First International Bank of Israel and approximately
     0.786% was held by Zaleznick and Butler. In addition, pursuant to Rule
     13d-5, (i) Mr. Ishay Davidi, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of
     FIMI 2001 Ltd. and senior partner of FIMI Israel Opportunity Fund, Limited
     Partnership and FIMI Opportunity Fund, L.P., and (ii) Mr. Meir Shamir, a
     director of the Company, may be deemed to beneficially own the shares held by Norfet due to his 40.02% interest in Mivtah-Shamir.

(2)  Wellington Management Company, LLP has voting power over 2,063,400 of these shares.

DIRECTORS AND SENIOR MANAGERS

     As of December 19, 2008, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.
The information in this table is based on 21,202,986 Ordinary Shares (excluding
997,400 shares owned by a wholly owned subsidiary) outstanding as of December
19, 2008. The number of Ordinary Shares beneficially owned by a person includes
Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of December 19, 2008. The Ordinary
Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the Company's knowledge, none of the directors or senior managers beneficially owns any Ordinary Shares.

                                                                                             % OF ORDINARY
                                                                          NUMBER OF             SHARES
NAME                                                                   ORDINARY SHARES       OUTSTANDING**
----------------------------------------------------                     ------------           ------

Yacov Gelbard.......................................                       300,000               1.41%
Ishay Davidi........................................                     4,632,767(1)           21.84%
Meir Shamir.........................................                     4,613,085(2)           21.76%
Micha Korman........................................                             *                  *
Avi Zigelman........................................                             -                  -
Shirit Kasher.......................................                             -                  -
Yacov Elinav........................................                             -                  -
Eli Admoni..........................................                             -                  -
Yarom Oren..........................................                             -                  -
Zvi Limon...........................................                       692,270(3)            3.26%
Adi Livneh..........................................                             -                  -
Eran Rotem..........................................                             -                  -
Amit Tal............................................                             *                  *
David Gerbi.........................................                             *                  *
Ronny Grundland.....................................                             -                  -
Michal Baumwald Oron................................                             *                  *
Alon Shadmi.........................................                             *                  *
Meir Kupershmit.....................................                             -                  -
Michael Bergman.....................................                             -                  -

Directors and senior managers as a group (9 persons)                     5,798,419(4)              27%

----------

*    Less than 1% of the outstanding Ordinary Shares.

**   Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Consist of (i) 4,613,085 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S. securities laws since he serves as
CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the
Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney; and
(ii) 19,682 Ordinary Shares held by FIMI, which Mr. Ishay Davidi may be deemed to beneficially own in accordance with the above mentioned.

(2) Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 40% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of December 19, 2008.

(3) Consist of (i) 689,670 Ordinary Shares held by Rimon Investment Master Fund,
LP ("Rimon"), which Mr. Zvi Limon may be deemed to beneficially own under the
U.S. securities laws since he serves as a partner in the management company of
Rimon; and (ii) 2,600 Ordinary Shares held be Mr. Zvi Limon directly.

(4) Consists of (i) 4,613,085 Ordinary Shares held by Norfet, which Mr. Ishay
Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Mr. Meir Shamir may be deemed to beneficially own under U.S. securities laws due to his 40% interest in
Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of
December 19, 2008; (ii) 19,682 Ordinary Shares held by FIMI which Mr. Ishay
Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet; (iii) 689,670 Ordinary Shares held by Rimon which Mr. Zvi Limon may be deemed to beneficially own under U.S. securities laws since he serves as a partner in the management company of Rimon; (iv) 2,600
Ordinary Shares held by Mr. Zvi Limon directly; (v) 300,000 Ordinary Shares held by Mr. Yacov Gelbard; and (vi) 173,382 options (exercisable within 60 days) to purchase 173,382 Ordinary Shares. The exercise prices of these options range from 3.5 to 8.515 per share. These options will expire between 2009 and 2016.

EXECUTIVE COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December
31, 2007 was approximately $2.2 million, of which $90,500 was paid to Directors in their capacities as Directors. Approximately NIS 280,000 was set aside or accrued for vacation and recuperation pay. Negligible amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by the Company for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel and $120,000 in management fees paid to Norfet and $80,000 in management fees paid to New York Delights, a company wholly owned by Arie Wolfson, a former director and former chairman of the company's board of directors.

     In 2007, the Company did not grant options under the Share Option Plan. In
July 2008, the Company granted options for 300,000 Ordinary Shares under the
Share Option Plan to the Chairman of the Board of Directors, Mr. Yacov Gelbard.
Such options have an exercise price of $2.07 per share and expire in July 2013.
In August 2008 the Company's Audit Committee and Board of Directors approved the grant of options for 300,000 Ordinary Shares under the Share Option Plan to the
Company's CEO, Mr. Adi Livneh, subject to the approval by the TASE of an increase in the total number of the Company's Ordinary Shares reserved for the issuance under the Share Option Plan by an additional 500,000 Ordinary Shares.
Such options have an exercise price of $4 per share and expire 10 years after their grant.

                                  PROPOSAL ONE
                      INCREASE OF AUTHORIZED SHARE CAPITAL

     The Company's authorized share capital is currently NIS 49,995,500, consisting of 49,995,500 Ordinary Shares, NIS 1.00 par value per share. As of
December 19, 2008, 21,202,986 Ordinary Shares were issued and outstanding (not including 997,400 Ordinary Shares were held by a wholly owned subsidiary of the
Company), and 2,314,310 Ordinary Shares were reserved for issuance pursuant to the Company's 1997 Share Option Plan (including 500,000 Ordinary Shares to be reserved for issuance under the Share Option Plan subject to the approval of the
TASE). On December 9, 2008, the Board approved an offering of subscription rights to its shareholders to acquire the Company's Ordinary Shares (the "Rights
Offering"). Assuming full exercise of the subscription rights and taking into account Ordinary Shares reserved for issuance under the Share Option Plan, the
Company will have approximately only 3,305,350 Ordinary Shares available for future issuance.

     The Board recommends that at the Meeting, the shareholders approve an increase of the authorized share capital of the Company by an additional NIS
20,000,000. The Board believes that the proposed increase in the Company's share capital is necessary to ensure that, following the Rights Offering, the Company will have sufficient authorized share capital available to pursue opportunities in the future without added delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under the Israeli Law, the issuing of additional shares to raise additional capital for the Company's business or future grants under the Company's 1997 Share
Option Plan.

     The Articles and Memorandum also refer to 4,500 Deferred Shares that were previously cancelled by the Board resolution, and the Articles and Memorandum would be amended to reflect this cancellation.

     Following the proposed increase in the authorized share capital and the deletion of the reference to Deferred Shares, the total authorized share capital of the Company would be NIS 69,995,500, consisting of 69,995,500 Ordinary
Shares, NIS 1.00 par value per share. If the reverse stock split described below in Proposal Two is approved by the shareholders, then following the proposed increase in authorized share capital, the total authorized share capital of the
Company would be NIS 6,999,550, consisting of 6,999,550 Ordinary Shares, NIS
10.0 par value per share.

     It is proposed that at the Meeting, the following Resolutions be adopted:

     "RESOLVED, to increase the authorized share capital of the Company by NIS
20 million, consisting of 20,000,000 Ordinary Shares, NIS 1.00 par value per share. As a result, the authorized share capital of the Company would be NIS
69,995,500, consisting of 69,995,500 Ordinary Shares, NIS 1.00 par value per share."

     "FURTHER, RESOLVED:

     o    to replace Article 4(a) of our Articles to read in its entirety as follows:

          "(a) The authorized share capital of the Company is NIS 69,995,500
          (sixty nine million nine hundred ninety five thousand five hundred)
          consisting of 69,995,500 (sixty nine million nine hundred ninety five thousand five hundred) Ordinary Shares, NIS 1.00 par value per share."

     o    to replace the first sentence of Section 4 of the Memorandum to read in its entirety as follows:

          "The authorized share capital of the Company is NIS 69,995,500 consisting of 69,995,500 (sixty nine million nine hundred ninety five thousand five hundred) Ordinary Shares, NIS 1.00 par value per share."

     In the event that Proposal Two below, relating to the reverse stock split, is adopted by the shareholders, Article 4(a) of the Articles and Section 4 of the Memorandum will be amended accordingly.

     According to the Articles, the affirmative vote of holders of 75% of the
Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  PROPOSAL TWO
                               REVERSE STOCK SPLIT

     The Board recommends that at the Meeting the shareholders approve a resolution to effectuate a ten-for-one reverse stock split of our Ordinary
Shares. The Board approved the reverse stock split for the following reasons:

     o    The Board believes the reverse stock split is an effective means to facilitate listing on a major U.S. stock exchange; and

     o    The Board believes a higher stock price may help generate investor interest in Tefron.

     LISTING ON A MAJOR U.S. EXCHANGE. From September 1997, our Ordinary Shares
were listed on the New York Stock Exchange ("NYSE") under the symbol "TFR." On
December 12, 2008, we were formally notified by the NYSE that our Ordinary
Shares will be suspended from trading effective as of December 22, 2008 as a result of our noncompliance with NYSE's continuing listing standards, including the requirement that listed companies maintain an average global market capitalization over a 30-day trading day period of not less than $25 million.
The Board approved the reverse stock split partly as a means of increasing the share price of our Ordinary Shares to enable us to meet the initial listing standards of another major U.S. stock exchange. The Board believes that listing on a major U.S. stock exchange would provide a broader market for our Ordinary
Shares and facilitate the use of our Ordinary Shares in financing transactions.
If the shareholders do not approve the reverse stock split proposal and if the price of the shares does not increase to a sufficient level (by the reverse split or otherwise) and maintain such price for a minimum period of time, we expect that we will not be able to list our Ordinary Shares on another major
U.S. stock exchange.

     POTENTIAL INCREASED INVESTOR INTEREST. In approving the reverse stock split, the Board considered that our Ordinary Shares may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients.
Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Board believes that many investment funds are reluctant to invest in lower priced stocks.

     We cannot assure that the reverse stock split will increase the market price for our Ordinary Shares in proportion to the reduction in the number of old Tefron Ordinary Shares (the "Old Shares") outstanding before the reverse stock split or that Tefron will otherwise satisfy the requirements for initial listing on a major U.S. stock exchange. The Company cannot assure on which U.S.
stock exchange it will list its shares for trading, if at all. We also cannot guarantee that the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks. The market price of Tefron's Ordinary Shares will also be based on Tefron's performance and other factors, some of which are unrelated to the number of shares outstanding. Furthermore, the reduced number of shares that would be outstanding after the reverse stock split could adversely affect liquidity of
Tefron's Ordinary Shares.

PRINCIPAL EFFECTS OF THE REVERSE STOCK SPLIT

     The reverse stock split would have the following effects on the number of shares of Ordinary Shares outstanding:

     o    every ten (10) of our Old Shares owned by a shareholder would be exchanged for one (1) Ordinary Share; subject to any increase in our authorized share capital due to Proposal One above, the authorized share capital of the Company will remain the same, while the number of our Ordinary Shares authorized for issuance will be reduced from
          49,995,500 Ordinary Shares to approximately 4,999,550 Ordinary Shares immediately following the reverse stock split.

     o    all outstanding options entitling the holders thereof to purchase our
          Ordinary Shares will enable such holders to purchase, upon exercise of their options, one tenth (1/10) of the number of our Ordinary Shares that such holders would have been able to purchase upon exercise of their options immediately preceding the reverse stock split at an exercise price equals to 10 times the exercise price for each Old
          Share specified before the reverse stock split, resulting in approximately the same aggregate price being required to be paid therefore upon exercise thereof immediately preceding the reverse stock split. The number of shares reserved for issuance under our 1997
          Share Option Plan will be reduced to one tenth (1/10) of the number of shares reserved for such plan.

     The reverse stock split will be effected simultaneously for all of our
Ordinary Shares and the exchange number will be the same for all of our Ordinary
Shares. The reverse stock split will affect all of our stockholders and options'
holders uniformly and will not affect any stockholder's percentage ownership interests in us, except to the extent that the reverse stock split results in any of our stockholders owning a fractional share, as described below. Ordinary
Shares issued pursuant to the reverse stock split will remain fully paid and non-assessable.

     FRACTIONAL SHARES. No scrip or fractional certificates will be issued in connection with the reverse stock split. Stockholders who hold a number of Old
Shares not evenly divisible by ten (10) and who would otherwise receive fractional shares will receive the nearest whole number of shares.

     It is proposed that at the Meeting, the following Resolutions be adopted:

     "RESOLVED, to consolidate our (i) authorized and unissued share capital;
and (ii) issued and outstanding share capital, such that every ten Ordinary
Shares, NIS 1.00 nominal value per share, shall become one Ordinary Share with a nominal value of NIS 10.00, and round any fractional shares to the nearest whole share."

     "FURTHER, RESOLVED, that Article 4(a) of the Articles and Section 4 of the
Memorandum shall be amended accordingly."

     According to the Articles, the affirmative vote of holders of 75% of the
Ordinary Shares represented at the Meeting in person or by proxy, entitled to vote thereon and voting thereon (without taking into account the votes that abstained) is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THIS PROPOSAL.

                                  OTHER MATTERS

     The Board of Directors knows of no matters that are to be brought before the Meeting other than as set forth in the Notice of Extraordinary General
Meeting. If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors

MICHAL BAUMWALD ORON
COMPANY SECRETARY
December 22, 2008